Exhibit 99.4

(4)          The amount reported includes 51,628 shares of Common Stock owned of record by Overseas IV and 948,388 shares of Common Stock owned of record by AIF IV, following the sale of an aggregate of 575,021 shares by Overseas IV and AIF IV in an underwritten offering as discussed in the Issuer’s prospectus supplement dated January 17, 2007, supplementing the Issuer’s registration statement on Form S-3 (File No. 333-134915) filed with the Securities and Exchange Commission on June 9, 2006 (collectively, the “Registration Statement”). Pursuant to the underwriting agreement dated January 17, 2007 (the “Underwriting Agreement”) among Goldman, Sachs & Co. and Banc of America Securities LLC as representatives of the underwriters identified therein, Management, and the selling stockholders identified therein, the purchase price paid by such underwriters for the shares sold by AIF IV and Overseas IV reflected a greater underwriting discount than that paid by the other selling stockholders, which resulted in AIF IV and Overseas IV receiving the same proceeds per share, net of underwriting discounts, for the aggregate shares sold in the private transaction to the Issuer pursuant to the Repurchase Agreement and in the underwritten offering, as the other selling stockholders received from the sale of their shares in the offering. The offering closed and the shares were sold on January 22, 2007. Management, Advisors, ACM IV, AIM IV, and Messrs. Leon Black Joshua Harris and Marc Rowan, the executive officers and directors, as the case may be, of ACM IV and AIM IV, disclaim beneficial ownership of all shares of the Issuer owned by Overseas IV or AIF IV in excess of their pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.